Exhibit 99.1

Luxoft Holding, Inc Reports Results for Three and Six Months Ended September 30, 2014

London, United Kingdom — November 11, 2014 — Luxoft Holding, Inc (NYSE: LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results for the three and six months ended September 30, 2014.

Highlights — Three Months Ended September 30, 2014

•                  US GAAP revenue amounted to $125.1 million, an increase of 28.0% year over year and 11.4% sequentially

•                  Earnings before interest, taxes, depreciation and amortization (EBITDA) adjusted for stock based compensation, acquisition related costs and change in fair value of contingent consideration was $24.4 million; EBITDA margin was 19.5%, compared to $19.5 million and 19.9% in the year-ago quarter and $19.1 million and 17.0% sequentially

•                  Operating income margin on a US GAAP basis was 16.5%, compared to 15.6% in the year-ago quarter and 12.5% sequentially

•                  Diluted earnings per share (EPS) on a US GAAP basis was $0.54, compared to $0.40 in the year-ago quarter and $0.38 sequentially

•                  Diluted EPS on a non-GAAP basis was $0.58, compared to $0.47 in the year-ago quarter, and $0.45 sequentially

Highlights — Six Months Ended September 30, 2014

•                  US GAAP revenue amounted to $237.4 million, an increase of 30.9% year over year

•                  Adjusted EBITDA was $43.4 million and EBITDA margin was 18.3% compared to $33.8 million and 18.6% year over year

•                  US GAAP operating income increased to $34.7 million or 32.4% year over year

•                  Diluted EPS on a US GAAP basis was $0.92, compared to $0.73 in the first half of last year

•                  Diluted EPS on a non-GAAP basis was $1.03, compared to $0.84 in the first half of last year

Revenue for the three months ended September 30, 2014 increased to $125.1 million, up 28.1% from $97.7 million for the same period a year ago and 11.4% sequentially. Adjusted EBITDA was $24.4 million and corresponding margins of 19.5%, as compared to $19.5 million and 19.9% respectively in the year-ago quarter and $19.1 million and 17.0% sequentially. US GAAP net income was $17.6 million, or $0.54 per diluted share, compared to $13.3 million and $0.40 per diluted share for the same period a year ago and $12.6 million and $0.38 sequentially. Non-GAAP net income was $19.0 million, or $0.58 per diluted share, compared to $15.5 million and $0.47 per diluted share for the same period a year ago and $14.6 million and $0.45 sequentially. Reconciliations between non-GAAP financial measures and US GAAP operating results and diluted EPS are included at the end of this release.

Revenue for the six months ended September 30, 2014 increased to $237.4 million, up 30.9% from $181.4 million for the same period a year ago. Operating income was $34.7 million, an increase of 32.4% year over year from $26.2 million in the first half of last year.  US GAAP net income was $30.2 million, or $0.92 per diluted share, compared to $23.1 million and $0.73 per diluted share for the same period a year ago.  Non-GAAP net income was $33.7 million, or $1.03 per diluted share, compared to $26.7 million and $0.84 per diluted share for the same period a year ago.

“We are proud to bring another quarter of strong performance to our shareholders. Luxoft significantly advanced its operating and financial growth, expanded into vital vertical subdomains and new geographies, and enhanced its competitive advantage in certain segments,” said Dmitry Loschinin, President and Chief Executive Officer.  “We continue to make progress in our key business lines, helping clients address challenges in risk, regulatory, transactional banking, HMI, connected car, embedded development, cloud and other areas.  Starting September we solidified delivery capabilities by establishing our Latin American presence, now offering convenience of nearshore services to customers in North America. Finally, in October we acquired Radius, a rapidly growing U.S.-based specialty provider in the Internet of Things area (IoT).  We view IoT as a powerful global trend beginning to span across numerous business domains.  Radius has a solid customer base consisting of Fortune 500 companies and we believe there are good synergies and cross-selling opportunities to be realized as a result of this transaction.”

For the six months ending September 30, 2014, financial services, automotive and transport and energy were the strongest performers, delivering 55.0%, 16.4% and 39.7% of revenue growth compared to the six months of last year respectively.   Key revenue generating geographies continued to grow: revenues generated in the U.S. increased 28.3%, in the U.K. increased 38.4% and in Germany increased 37.3%, compared to the first six months of last year.  Growth of revenues continued to outpace growth in delivery headcount. The company generated approximately 3% increase in revenue per delivery employee(1).  During the last quarter the total headcount crossed 8,000 employees to reach 8,166 as of September 30, 2014, while maintaining low attrition.

“Our company continued to enjoy strong demand for its services and solutions from large enterprises around the globe, while creating productivity gains and maintaining one of the highest revenue levels per engineer among our peers, “- said Roman Yakushkin, Chief Financial Officer.  “Luxoft’s ongoing investments into R&D, as well as the acquisitions made during this year, create a solid foundation for our growth within IT-intensive industries, where technology is a key differentiator.   Our top ten account list now has two new names versus the first six months of last year and one new name as compared to the previous quarter.  Over the past quarter we organically added three high potential accounts, all of which are outside of the financial services vertical.  As a result of this solid dynamic coupled with the state of our current pipeline of business and the overall demand environment, we are increasing our annual guidance for both, revenue growth and earnings per share”.

Outlook for the Year Ending March 31, 2015:

The Company is providing the following guidance for the financial year:

(1)  The calculation is based on the annualized revenue for the first six months of the financial year ending March 31, 2015.

•                  Revenue is expected to be at least $510.0 million, an increase of at least 28.0% year over year, at least 25% of which is expected to be organic.  These figures are revised from the previous guidance of at least $486.0 million and 22.0%, respectively.

•                  Adjusted EBITDA margin is expected to be unchanged, in the range of 17.0% - 19.0%

•                  Diluted EPS is expected to be at least $1.82 on a US GAAP basis and at least $2.00 on a non-GAAP basis, revised from previous guidance of at least $1.80 and $1.95, respectively

•                  EPS is based on an estimated weighted average of 32,867,041 diluted shares

On November 11, 2014 our Board of Directors adopted the Luxoft Holding, Inc 2014 Incentive Compensation Plan (the “Plan”), subject to approval by our shareholders. The Plan allows Luxoft’s Compensation Committee to grant stock options, stock appreciation rights, restricted stock, restricted stock units, other stock-based awards and cash-based awards to our employees, directors and consultants. Up to 2.3 million of the Company’s Class A ordinary shares may be issued under the Plan, subject to adjustment for certain changes in our share capital.  Over 50% of each award to be granted under the Plan is expected to be tied to the corporate performance metrics, with all awards vesting over a five-year period.  The Company intends to submit the Plan for approval to its shareholders on or about November 14, 2014. If the Plan is approved by the shareholders, the Company’s select eligible personnel worldwide will be able to participate in the Plan starting on January 1, 2015.

Conference Call Information:

Luxoft Holding, Inc will host a conference call on November 12, 2014 at 8:00 a.m. EST to discuss its financial results for the three and six months ended September 30, 2014. To participate in the conference call please dial 877-407-8293 (for domestic U.S. callers) or 201-689-8349 (for international callers). A live webcast will also be available during the call and can be accessed at https://event.webcasts.com/starthere.jsp?ei=1045909.   Participants, please access the website at least 10 minutes prior to the call to register and follow the instructions provided on the website to download and install the necessary applications. An archived recording of the conference call will be available for a limited time by dialing one of the following numbers: 877-660-6853 (for U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID# 418801. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EST on November 20, 2014. The replay details will also be available at Luxoft’s Investor Relations section during the same time period.

About Luxoft:

Luxoft Holding, Inc (NYSE:LXFT US) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 18 dedicated delivery centers worldwide. It has over 8.100 employees across 22 offices in 14 countries in the North America, Mexico, Western and Eastern Europe, and Asia Pacific. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Non-GAAP Financial Measures:

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; and non-GAAP diluted Earnings per share (EPS). Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs, that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing their understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly  in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; IBS Group Holding Limited and its subsidiaries  divesting all or a portion of its ownership interest in us; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended March 31, 2014 and other documents filed with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Investor Relations:

Alina V. Plaia

Vice President

(212) 964-9900 (ext. 2404)

ir@luxoft.com

LUXOFT HOLDING , INC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars)

	For the three months ended		For the six months ended
	September 30,		September 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Sales of services	$97,658	$125,140	$181,429	$237,442
Operating expenses
Cost of services (exclusive of depreciation and amortization)	55,134	69,527	104,163	135,176
Selling, general and administrative expenses	23,501	30,897	44,421	59,502
Depreciation and amortization	3,038	3,796	5,935	7,445
Loss from revaluation of contingent liability	728	281	728	607
Operating income	15,257	20,639	26,182	34,712

Other income and expenses
Interest expense, net	(426)	(131)	(807)	(390)
Other gain/(loss), net	(114)	388	(83)	821
Gain/(loss) from foreign currency exchange contract	(301)	1,085	(208)	1,250
Net foreign exchange gain/(loss)	11	(2,220)	(259)	(2,614)
Income before income taxes	14,427	19,761	24,825	33,779

Income tax expense	(1,123)	(2,163)	(1,707)	(3,604)

Net income attributable to the non-controlling interest	—	—	—	—
Net income attributable to the Group	$13,304	$17,598	$23,118	$30,175

Comprehensive income, net of tax
Foreign currency translation adjustment	571	46	1,067	58

Comprehensive income attributable to the Group	$13,875	$17,644	$24,185	$30,233

LUXOFT HOLDING , INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars except share amounts)

	As of March 31, 2014	As of September 30, 2014 (unaudited)
Assets

Current assets:
Cash and cash equivalents	$37,503	$37,651
Trade accounts receivable, net of allowance for doubtful accounts of $651 at March 31, 2014, and $1,083 at September 30, 2014	103,892	103,161
Unbilled revenue	611	16,695
Work-in-progress	4,720	5,169
Due from related parties	1,280	1,474
VAT and other taxes receivable	1,755	2,756
Deferred tax assets	1,027	945
Advances issued	3,689	3,541
Foreign currency exchange contracts financial assets	—	1,047
Other current assets	2,295	2,743

Total current assets	156,772	175,182

Non-current assets:
Property and equipment, net	26,445	29,311
Intangible assets, net	21,007	22,845
Goodwill	11,351	11,543
Other non-current assets	2,122	2,483
Total non-current assets	60,925	66,182

Total assets	$217,697	$241,364

LUXOFT HOLDING , INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars except share amounts)

	As of March 31, 2014	As of September 30, 2014 (unaudited)
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$20,476	$10,874
Accounts payable	10,575	6,049
Advances received	1,754	1,158
Accrued liabilities	15,360	15,523
Deferred revenue	195	1,765
Due to related parties	144	443
Capital lease obligations, current portion	38	38
VAT and other taxes payable	8,965	12,342
Contingent payable for business acquisition, current	1,489	2,860
Dividends payable to shareholders	18	18
Foreign currency exchange contract financial liabilities	411	—
Contingent payable for software acquisition, current	171	508
Other current liabilities	458	635
Total current liabilities	60,054	52,213

Deferred tax liability, non-current	2,811	2,627
Capital lease obligations, less current portion	68	49
Contingent payable for business acquisition, non-current	3,320	3,800
Contingent payable for software acquisition, non-current	1,749	1,641
Other non-current liabilities	78	72
Total liabilities	68,080	60,402

Shareholders’ equity:
Share capital (80,000,000 shares authorized; 32,758,535 issued and outstanding with no par value as at March 31, 2014, and 80,000,000 shares authorized; 32,851,345 issued and outstanding with no par value as at September 30, 2014)	—	—
Additional paid-in capital	83,390	84,502
Retained earnings	67,470	97,645
Accumulated other comprehensive loss	(1,275)	(1,217)
Total shareholders’ equity attributable to the Group	149,585	180,930
Non-controlling interest	32	32
Total equity	149,617	180,962
Total liabilities and equity	$217,697	$241,364

LUXOFT HOLDING, INC

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended September 30,				Six Months Ended September 30,
	2014	2014		2014	2014	2014		2014
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	20,639	1,710	(a)	22,349	34,712	3,777	(a)	38,489
Operating margin	16.49%	1.37%		17.86%	14.62%	1.59%		16.21%
Net income	17,598	1,423	(b)	19,021	30,175	3,490	(b)	33,665
Diluted earnings per share	$0.54	—		$0.58	$0.92	—		$1.03

	Three Months Ended September 30,				Six Months Ended September 30,
	2013	2013		2013	2013	2013		2013
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	15,257	2,225	(a)	17,482	26,182	3,551	(a)	29,733
Operating margin	15.62%	2.28%		17.90%	14.43%	1.96%		16.39%
Net income	13,304	2,225	(b)	15,529	23,118	3,551	(b)	26,669
Diluted earnings per share	$0.40	—		$0.47	$0.73	—		$0.84

	Three Months Ended September 30,		Six Months Ended September 30,
(a)	2013	2014	2013	2014
Adjustments to GAAP operating income:
Stock-based compensation expense	$856	$297	$1,541	$1,112
Amortization of purchased Intangible assets	641	1,043	1,282	1,969
Loss from revaluation of contingent liability	728	281	728	607
Acquisition related costs	—	89	—	89
Total Adjustments to GAAP operating income:	$2,225	$1,710	$3,551	$3,777

	Three Months Ended September 30,		Six Months Ended September 30,
(b)	2013	2014	2013	2014
Adjustments to GAAP net income
Stock-based compensation expense	$856	$297	$1,541	$1,112
Amortization of purchased Intangible assets	641	833	1,282	1,759
Loss from revaluation of contingent liability	728	235	728	561
Acquisition related costs	—	58	—	58
Total Adjustments to GAAP net income	$2,225	$1,423	$3,551	$3,490

	Three Months Ended September 30,		Six Months Ended September 30,
	2013	2014	2013	2014
Net income	$13,304	$17,598	$23,118	$30,175
Adjusted for:
Interest Expense	426	131	807	390
Income tax	1,123	2,163	1,707	3,604
Depreciation and Amortization	3,038	3,796	5,935	7,445
EBITDA	$17,891	$23,688	$31,567	$41,614
Adjusted for
Stock based compensation	856	297	1,541	1,112
Change in fair value of contingent consideration	728	281	728	607
Acquisition related costs	—	89	—	89
Adjusted EBITDA	$19,475	$24,355	$33,836	$43,422

LUXOFT HOLDING, INC

Schedule of supplemental information (unaudited)

(In thousands, except percentages)

	Revenue for the three Months Ended September 30,
	2013		2014
Client location	Amount	% of sales	Amount	% of sales
U.S.	40,320	41.3%	50,265	40,2%
UK	28,580	29.3%	38,189	30,5%
Germany	11,342	11.6%	15,769	12,6%
Russia	9,325	9.5%	9,289	7,4%
Canada	3,028	3.1%	526	0,4%
Rest of Europe	4,824	4.9%	6,802	5,4%
Other	239	0.3%	4,300	3,5%
Total	97,658	100%	125,140	100%

	Revenue for the six months ended September 30,
	2013		2014
Client location	Amount	% of sales	Amount	% of sales
U.S.	73,599	40.6%	94,424	39.8%
UK	52,082	28.7%	72,056	30.4%
Germany	22,557	12.4%	30,979	13.0%
Russia	16,366	9.0%	17,477	7.4%
Canada	7,302	4.0%	1,650	0.7%
Rest of Europe	8,976	4.9%	12,904	5.4%
Other	547	0.4%	7,952	3.3%
Total	181,429	100%	237,442	100%

	Revenue for the three Months Ended September 30,
	2013		2014
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	56,925	58.3%	85,577	68.4%
Automotive and transport	10,946	11.2%	12,697	10.1%
Travel and aviation	9,659	9.9%	8,829	7.1%
Technology	8,811	9.0%	7,233	5.8%
Telecom	8,395	8.6%	7,165	5.7%
Energy	2,320	2.4%	2,898	2.3%
Other	602	0.6%	741	0.6%
Total	97,658	100%	125,140	100%

	Revenue for the six months ended September 30,
	2013		2014
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	103,685	57.1%	160,715	67.7%
Automotive and transport	20,835	11.5%	24,260	10.2%
Travel and Aviation	18,708	10.3%	16,839	7.1%
Technology	16,770	9.2%	14,002	5.9%
Telecom	16,082	8.9%	14,248	6.0%
Energy	4,299	2.4%	6,006	2.5%
Other	1,050	0.6%	1,372	0.6%
Total	181,429	100%	237,442	100%

Source: Luxoft Holding Inc.